

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2008

Via U.S. Mail

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

> **Re: Massey Energy Company**
> **Form 10-K**
> **Filed February 29, 2008**
> **File Number 001-07775**

Dear Mr. Grinnan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our prior comment 1 in our comment letter dated November 24, 2008. In future filings, please disclose that you have separate, active agreements with American Electric Power Company, Inc., and that the largest of these agreements represented less than 5% of your total fiscal year Produced coal revenue.

2.   We note your response to our prior comment 2 in our comment letter dated November 24, 2008.   It appears that you are making an argument that the target level information for the 2007 – 2008 period is confidential. If you are making a confidentiality argument, at the end of the 2007 – 2009 performance period, please disclose how difficult or likely it will be for an executive to achieve the undisclosed targeted pay-out of the cash for the relevant performance periods, per Instruction 4 to Item 402(b) of Regulation S-K. However, if the second part of your response to our prior comment 2 with respect to the 2005 – 2007 period is meant to apply to the 2007 – 2009 period as well (that "In future proxy statement filings . . . the Company will disclose the target levels of performance . . . once the three-year performance period is over."), please confirm that you will in fact provide this disclosure once the three year performance period is over, as this information is material and necessary to an understanding of your compensation policies and decisions regarding the named executive officers.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tracey L. McNeil